UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.

CNPJ 60.643.228/0001-21
NIRE 35.300.022.807

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

Date, time and place:

February 25, 2010 at 10:00a.m., at the Company’s headquarters at Alameda Santos, 1357, 8th floor, in the City of São Paulo/SP.

Present:

Regularly convoked, the meeting had the participation of Board Members José Luciano Duarte Penido (President of the Board of Directors), Raul Calfat, Alexandre Silva D’Ambrósio, Alexandre Gonçalves Silva, Armando Mariante Carvalho Junior, João Carvalho de Miranda, José Armando Figueiredo Campos, Patrícia Dias Fernandes (alternate, due to impediment of sitting member Eduardo Rath Fingerl) and Wang Wei Chang.

Presiding:

José Luciano Duarte Penido, President of the Board of Directors, presided and invited José Luiz Braga to act as secretary for the meeting.

Resolutions:

1.	2009 Financial Statements

The Board of Directors examined the Financial Statements and related explanatory notes, the Board’s Annual Report and the other statements relating to the year ended December 31, 2009, as well as the proposals contained in them and the opinion of the independent auditors, Terco Grant Thornton, which was presented without qualification, and resolved to send the documents and proposals for approval at the Ordinary Shareholders’ Meeting to take place by April 30, 2010.

2.	Permanent authorization of Management to execute certain legal matters and provide guarantees in favor of third parties

2.1.
By virtue of the provisions of article 17, item XV, as well as articles 20, § 5 and 21, item III, subitem b) of the Company’s Bylaws, the Board of Directors decided to permanently authorize Management to:

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(a)	Provide sureties, guarantees and any other fiduciary or real assurances in favor of companies or entities controlled by the Company, in isolation or together, with limit to the amount;

(b)	Execute any legal matters between the Company and companies or entities controlled by the Company, in isolation or together, with limit to the amount;

(c)
Execute financial contracts of any kind, including but not limited to loans, financings, financial derivative transactions, investments, exchange transactions and contracting bank guarantees, up to a limit of R$ 120,000,000.00 per transaction.

2.2.	Management of the Company must present to the Finance and Audit Committees, at least quarterly, a report of the transactions referred to in item (c) of this resolution and realized in the period.

2.3.	Following the approval recorded here, Management is fully authorized to take the actions necessary to realize these transactions, ratifying the acts that may already have been taken.

2.4.
The Board also resolved to ratify to transactions reported by Management today and that they be filed at the Company’s headquarters, including Forward Foreign Currency transactions (“ACC”) entered into on February 4 and 5, 2010 with Banco Bradesco S.A., in the total amount of US$ 100,000,000.00 (one hundred million US Dollars) and 540 (five hundred and forty) days term.

3.	Code of Conduct

The Board of Directors discussed and approved FIBRIA CELULOSE S.A.’s new Code of Conduct, the text of which will be filed at the Company’s headquarters.

4.	Internal Regiments of the Board of Directors, its Committees and Management

After discussing the proposals presented, the Board of Directors approved their own Internal Regiment, as well as the Internal Regiments for the Committees referred to in article 17, XVII of the Bylaws (i.e., the Sustainability Committee, the Finance Committee, the Audit Committee and the Personnel and Compensation Committee) and the Internal Regiment for Management, in accordance with the texts that will be filed at the Company’s headquarters.

5.	Accounting for Deferred IR/CSLL Taxes

In accordance with the provisions of article 4 of CVM Instruction 371, the Board of Directors approved the analysis prepared by the Administration with respect to the forecast of deferred taxes arising as a function of the Company’s Multi-Year Business Plan.

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Closing:

The matters submitted to the Board of Directors for resolution being unanimously approved, the meeting was closed upon the transcription of these minutes, which is signed by the participants.

São Paulo, February 25, 2010.

José Luciano Duarte Penido
President of the Board of Directors and Presiding Member

José Luiz Braga
Secretary

Raul Calfat

 Alexandre Silva D’Ambrosio

Alexandre Gonçalves Silva

Armando Mariante Carvalho Junior

João Carvalho de Miranda

José Armando Figueiredo Campos

Patrícia Dias Fernandes

Wang Wei Chang

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: March 2, 2010	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer